Exhibit 99.1

ABOVE FOOD INGREDIENTS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 13, 2025

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Common Shares”) of Above Food Ingredients Inc. (“Above Food” or the “Corporation”) shall be held at 11:30 am CST (GMT-6) on June 13, 2025 at 002-2305 Victoria Avenue, Regina, Saskatchewan, Canada, for the following purposes:

(a)	to consider, and, if deemed advisable, to approve, with or without variation, a special resolution, the full text of which is set forth in the Management Information Circular (as defined below), approving the adoption of an amendment to the Corporation’s articles to effect a reverse stock split of the Corporation’s outstanding Common Shares at a ratio in the range of 1-for-2 to 1-for-250 (the “Reverse Stock Split”), such amendment to become effective at an exact ratio and a date to be determined by the board of directors of the Corporation (the “Board”) if the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split, all as more particularly described in the Management Information Circular accompanying this notice (“Management Information Circular”);

(b)	to consider, and, if deemed advisable, approving, by way of ordinary resolution confirming, amendments to By-Law No. 1 of the Corporation;

(c)	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters proposed to be put before the Meeting are described in the Management Information Circular, which forms part of this Notice of Special Meeting. The Corporation will hold the Meeting in person and virtually, at the time and place designated herein. Registered Shareholders and duly appointed proxyholders (as defined in the Management Information Circular) can attend and participate in the Meeting.

ANY SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON MAY 2, 2025 WILL BE ENTITLED TO RECEIVE NOTICE OF, AND VOTE AT THE MEETING, PROVIDED THAT TO THE EXTENT SUCH A SHAREHOLDER TRANSFERS THE OWNERSHIP OF ANY OF THEIR COMMON SHARES AFTER THE RECORD DATE AND THE TRANSFEREE OF THOSE COMMON SHARES PRODUCES A PROPERLY ENDORSED SHARE CERTIFICATE AND/OR DRS ADVICES OR OTHERWISE ESTABLISHES THAT THEY OWN SUCH COMMON SHARES AND DEMANDS NOT LATER THAN 10 DAYS BEFORE THE MEETING, OR ANY SHORTER PERIOD THAT THE CHAIR OF THE MEETING MAY PERMIT, THAT THEIR NAME BE INCLUDED ON THE SHAREHOLDERS’ LIST, SUCH TRANSFEREE IS ENTITLED TO VOTE SUCH SHARES AT THE MEETING. IF YOU CANNOT ATTEND THE MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY FORM IN THE ADDRESSED ENVELOPE PROVIDED.

IT IS IMPORTANT THAT YOUR COMMON SHARES BE REPRESENTED AT THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF. IF YOU ARE UNABLE TO ATTEND THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF, WE URGE YOU TO COMPLETE, SIGN AND MAIL THE APPLICABLE ENCLOSED FORM(S) OF PROXY TO, OR DEPOSIT IT WITH MEDIANT, A BETANXT BUSINESS, 400 REGENCY FOREST DR #200 CARY, NC, 27518, BY TELEPHONE AT 877-680-5400, OR ONLINE AT WWW.PROXYPUSH.COM/ABVE, NOT LATER THAN 11:30 A.M. (CALGARY TIME) ON JUNE 11, 2025, OR IF THE MEETING IS ADJOURNED OR POSTPONED, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS IN CALGARY, ALBERTA) BEFORE THE TIME THE MEETING IS RECONVENED OR HELD, AS THE CASE MAY BE.

The Management Information Circular of the Corporation accompanying this Notice of Special Meeting contains important instructions and details on how to participate at the Meeting and vote your Common Shares by proxy or during the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Management Information Circular.

DATED at the City of Regina, in the Province of Saskatchewan, this 2nd day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

OF ABOVE FOOD INGREDIENTS INC.

Signed: “Lionel Kambeitz”

Lionel Kambeitz

President, Chief Executive Officer and Executive Chairman

Above Food Ingredients Inc.

ABOVE FOOD INGREDIENTS INC.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise stated, the information in this Management Information Circular (this “Circular”) is given as of May 2, 2025.

This Circular is furnished in connection with THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF ABOVE FOOD INGREDIENTS INC. (the “Corporation” or “Above Food”) for use at the Special Meeting (“Meeting”) of the holders (“Shareholders”) of common shares (“Common Shares”) of the Corporation (“Shareholders”) to be held at #002-2305 Victoria Avenue, in the City of Regina, in the Province of Saskatchewan, Canada on June 13, 2025 at 11:30 a.m. CST (GMT-6), or any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying notice of meeting (the “Notice”).

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting.

The solicitation of proxies will be primarily by mail, but may also be by newspaper publication, in person, telephone, electronic communication or oral communications by the directors, officers, employees or agents of the Corporation who may be specifically remunerated therefor. The Corporation may retain the services of a proxy solicitation agent in connection with the solicitation of proxies for the Meeting of the Shareholders of the Corporation and pay customary fees for such services. The costs of preparation and mailing of the Notice, Instrument of Proxy and this Circular as well as any such solicitation referred to above will be paid by the Corporation.

Information Concerning Voting

a.	When and Where the Meeting will be Held

The Meeting will be held at #002-2305 Victoria Avenue, in the City of Regina, in the Province of Saskatchewan, Canada on June 13, 2025 at 11:30 a.m. CST (GMT-6) and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice.

b.	Quorum for the Meeting

The quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, and together holding or representing by proxy not less than 25% of the Common Shares entitled to vote at the Meeting. If a quorum is present at the opening of the Meeting, the Shareholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place not less than seven days later but may not transact any other business. At that adjourned meeting the holders of shares carrying voting rights who are present or represented will constitute a quorum (whether or not they hold a majority of the shares entitled to vote at the adjourned Meeting or 25% of the Common Shares, as applicable) and may transact the business for which the Meeting was originally called, even if this quorum is not present throughout the Meeting.

c.	Who can Vote at the Meeting

Any Shareholder of record on May 2, 2025 (the “Record Date”) is entitled to receive notice of the Meeting and to vote at the Meeting to be held on June 13, 2025 or any adjournment or postponement of the Meeting (see Voting as a Registered Shareholder or Voting as a Beneficial Shareholder below). If you became a shareholder after the Record Date, you may vote if you produce a properly endorsed share certificate and/or DRS Advices evidencing such Common Shares or otherwise establish ownership of the Common Shares and, not later than 10 days before the Meeting, or any shorter period that the Chair of the Meeting may permit, you request your name be included on the list of Shareholders entitled to vote at the Meeting.

Accompanying this Circular is a form of proxy for registered Shareholders. The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A registered Shareholder has a choice of voting by proxy on the internet, by mail or by using the form of proxy provided by the Corporation to appoint another person (who need not be a Shareholder) other than the persons designated in the form of proxy provided by the Corporation to attend the Meeting and act for such Shareholder, or voting in person by attending the Meeting. If a Shareholder votes by proxy on the internet, by mail or by fax in advance of the Meeting, such Shareholder’s vote will be counted, whether or not such Shareholder attends the Meeting. Even if a Shareholder attends the Meeting, it may be more convenient to vote in advance. To exercise this right to vote at the Meeting, the Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy.

If you are a non-registered (beneficial) shareholder and wish to vote your Common Shares yourself at the Meeting, you will need to appoint yourself as proxy by following the instructions below under the heading Voting as a Beneficial Shareholder.

d.	Voting as a Registered Shareholder

A registered shareholder is a shareholder who has (i) a share certificate registered in their name, or (ii) a Direct Registration Statement (or DRS) in their name and confirming their holdings. If you are a registered shareholder, you will have received a form of proxy for this Meeting. You will also be able to attend the Meeting and vote in person or appoint someone to vote at the Meeting on your behalf in the manner described herein.

Shareholders are requested to date and sign the enclosed form of proxy and to deposit it with the Company’s transfer agent, Odyssey Transfer and Trust Company. In order to be valid and acted upon at the Meeting, Forms of Proxy must be received by MEDIANT, A BETANXT BUSINESS, 400 REGENCY FOREST DR #200 CARY, NC, 27518, BY TELEPHONE AT 877-680-5400, OR ONLINE AT WWW.PROXYPUSH.COM/ABVE, not later than 11:30 a.m. CST (GMT-6) on June 11, 2025, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Regina, Saskatchewan and Calgary, Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice, registered shareholders may also use the internet site at www.proxypush.com/abve to transmit their voting instructions.

e.	Voting as a Beneficial Shareholder

A non-registered shareholder (a beneficial shareholder) is a shareholder who has their Common Shares held by an intermediary such as a broker, dealer, trustee or financial institution. If you are a beneficial shareholder and you wish to have your Common Shares voted by proxy at the Meeting, you must provide instructions to the intermediary who is holding your Common Shares on how you want your Common Shares voted at the Meeting. If you have provided instructions to your intermediary to receive information from the Corporation, you will receive from your intermediary a Voting Instruction Form. This form must be completed by you and returned to the intermediary in accordance with the instructions on the Voting Instruction Form. Alternatively, you can provide voting instructions by calling a toll-free number or, through the internet, by accessing the website address indicated on the Voting Instruction Form and following the instructions.

If you wish to vote in person at the Meeting, you must appoint yourself as your proxyholder. To appoint yourself as proxyholder, insert your name in the space provided on the Voting Instruction Form provided to you with this Circular and sign and return it to the intermediary in accordance with the instructions provided. Do not otherwise complete the form as you will be voting at the Meeting.

In any case, DO NOT send the Voting Instruction Form to the transfer agent or the Corporation as it is not a legal proxy for voting your Common Shares at the Meeting.

f.	How your Common Shares will be Voted

Your Common Shares will be voted or withheld from voting on any ballot that may be called in accordance with the instructions you have provided on the properly completed proxy. If no voting instructions have been specified by you, the person you have appointed to vote on your behalf has discretion to vote as they see fit. If your proxyholder is one designated by us, and no voting instructions have been specified by you, your Common Shares will be voted:

(i) IN FAVOUR of the special resolution, approving the adoption of an amendment to the Corporation’s articles to effect a reverse stock split of the Corporation’s outstanding Common Shares at a ratio in the range of 1-for-2 to 1-for-250 such amendment to become effective at an exact ratio and a date to be determined by the board of directors of the Corporation (the “Board”) if the Board considers it to be in the best interests of the Corporation to implement such reverse stock split, all as more particularly described herein; and

(ii) IN FAVOUR of the ordinary resolution confirming amendments to By-Law No. 1 of the Corporation;

The proxy also confers discretionary authority upon the person you have named to vote on your behalf with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting, or at any adjournment or postponement thereof. Management of the Corporation does not know of any matters which may be presented at the Meeting, other than the matters set forth in the Notice but, if other matters or amendments or variations do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgment.

g.	Changing your vote

If you are a registered shareholder and change your mind on how you want your Common Shares voted or you decide to attend the Meeting and vote yourself, you can revoke your proxy by personally attending the Meeting and voting your Common Shares during the designated time or in accordance with the following instructions.

In addition to revocation in any other manner permitted by applicable law, a proxy may be revoked (a)(i) by an instrument in writing signed by the Shareholder or if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, in writing and deposited either (i) at the registered office of the Corporation at any time up to and including the second last day (other than Saturdays, Sundays and statutory holidays in Calgary, Alberta or Toronto, Ontario) preceding the day of the Meeting at which the proxy is to be used (or any adjournment(s) or postponement(s) thereof), or (ii) Odyssey Transfer and Trust Company, at the office of Odyssey Transfer and Trust Company designated in this Circular not later than 11:30 am CST (Calgary time) on the last day (other than Saturdays, Sundays and statutory holidays in Calgary, Alberta or Toronto, Ontario) preceding the Meeting (or any adjournment(s) or postponement(s) thereof) or (iii) with the Chair of the Meeting on the day of the Meeting (or any adjournment(s) or postponement(s) thereof); or (b) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked. Only registered shareholders have the right to revoke a form of proxy at the Meeting.

If you are a beneficial shareholder follow the instructions of your intermediary with respect to the procedures to be followed for voting as discussed above under the heading Voting as a Beneficial Shareholder. Any votes that have been cast on your behalf prior to your revoking your proxy will remain and you will be bound by such vote.

h.	You may Receive more than one set of Voting Materials

You may receive more than one set of voting materials, including multiple copies of this Circular, and multiple proxy or Voting Instruction Forms if you hold your Common Shares in more than one brokerage account. You will receive a separate Voting Instruction Form for each brokerage account in which you hold Common Shares. If you are a registered holder of record and you hold your Common Shares in more than one name or variation of your name, you will receive more than one form of proxy. Please complete, sign and return each form of proxy and Voting Instruction Form you receive, or you may cast your vote by telephone, mail or internet by following the instructions on each form of proxy or Voting Instruction Form.

i.	How the Votes are Counted

As a shareholder, you are entitled to one vote for each Common Share you hold as at May 2, 2025 on all matters proposed to come before the Meeting. Odyssey Transfer and Trust Company counts and tabulates the votes independently of the Corporation. Proxies are referred to the Corporation only when (i) it is clear a shareholder wants to communicate with management; (ii) the validity of the proxy is in question; or (iii) it is required by law.

j.	If you have Other Questions

If you are a Shareholder and you have any questions regarding the information contained in the Circular or require assistance in completing your form of proxy, please consult your financial, legal, tax or other professional advisors. If you are a registered Shareholder and you have any questions about how to cast your vote, you may contact our transfer agent and registrar, Odyssey Transfer and Trust Company, by phone at 877-680-5400.

If you are a beneficial Shareholder and have any questions regarding the Meeting or require any assistance in completing the Voting Instruction Form received from an intermediary, contact the intermediary from whom you received the Voting Instruction Form or as otherwise provided in the Voting Instruction Form.

NUMBER OF VOTING SHARES OUTSTANDING AND PRINCIPAL HOLDERS THEREOF

The Record Date for determination of holders of Common Shares entitled to notice of and to vote at the Meeting is May 2 2025, provided that, to the extent a Shareholder of record transfers the ownership of any of their Common Shares after the Record Date and (i) the transferee of those Common Shares produces a properly endorsed share certificate and/or DRS Advices evidencing such Common Shares or otherwise establishes that they own such Common Shares; and (ii) requests, not later than 10 days before the Meeting, or any shorter period that the Chair of the Meeting may permit, that their name be included on the Shareholders’ list, then such transferee shall be entitled to vote such Common Shares at the Meeting.

As at May 2, 2025, the Corporation has 51,191,848 Common Shares issued and outstanding. Each Common Share entitled to be voted at the Meeting entitles the holder thereof to one vote at the Meeting in respect of each matter to be considered at the Meeting. Other than the Common Shares, the Corporation has no other securities issued and outstanding with a right to receive notice of and vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to all voting securities of the Corporation other than The Redwood Group, LLC, who beneficially owns, directly or indirectly, 5,600,000 Common Shares, which represents 10.9% of the issued and outstanding Common Shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Shareholders will be addressing three items at the Meeting:

1.	Authorizing the Corporation, by special resolution, to amend its articles to effect a reverse stock split of the Corporation’s outstanding Common Shares at a ratio in the range of 1-for-2 to 1-for-250, such amendment to become effective at an exact ratio and a date to be determined by the Board if the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split, all as more particularly described herein;

2.	Confirming, by ordinary resolution, the amendments to By-Law No. 1 of the Corporation; and

Shareholders will also consider other business that may properly be brought before the Meeting.

ITEM 1 - Vote on the Reverse Stock Split

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution (the “Reverse Stock Split Resolution”) authorizing the Board to elect, in its discretion, to file articles of amendment (the “Articles of Amendment”) to amend the Corporation’s articles in order to effect a consolidation (or reverse split) of the Corporation’s issued and outstanding Common Shares (“Reverse Stock Split”) at a ratio in the range of 1-for-2 to 1-for-250, such amendment to become effective at an exact ratio and a date to be determined by the Board (the “Consolidation Ratio”) if the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split.

Background to and Reasons for the Reverse Stock Split

The Common Shares are listed under the symbol “ABVE” on the Nasdaq Capital Market (“Nasdaq”). For the Common Shares to continue trading on Nasdaq, the Corporation must comply with various listing standards, including that the Common Shares maintain a minimum bid price of $1.00 USD per Common Share, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”). The closing price of the Common Shares on Nasdaq on May 2, 2025 was $2.22 per Common Share and, since the Corporation began trading on Nasdaq on July 1, 2024, the closing price of the Common Shares has ranged from $10.72 to $0.38 per Share.

As previously disclosed, on October 10, 2024, the Corporation received a letter from the Nasdaq Listing Qualification Department of Nasdaq notifying the Corporation that, for the last 30 consecutive business days, the closing bid price of the Common Shares on Nasdaq did not meet the Minimum Bid Price Requirement. The Corporation received a 180-day grace period, or until April 8, 2025, to regain compliance with the Minimum Bid Price Requirement. Such compliance may be achieved through the Reverse Stock Split or, if at any time prior to April 8, 2025, the closing bid price of the Common Shares is at least $1.00 for a minimum of ten (10) consecutive business days. If the Corporation does not regain compliance with the Minimum Bid Price Requirement by April 8, 2025, the Corporation may, at Nasdaq’s discretion, request an extension to regain compliance, but if Nasdaq does not grant such extension, the Corporation’s Common Shares could be delisted from Nasdaq. To qualify for the extension, the Corporation will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Requirement.

The Corporation requested an extension to regain compliance, which hearing date is scheduled for May 22, 2025. The Corporation may regain compliance, upon such date as Nasdaq extends the date to regain compliance, or such other date where the closing bid price of the Common Shares is at least $1.00 for a minimum of ten (10 consecutive business days.

In addition, as previously disclosed, on October 21, 2024, the Corporation received a letter from the Nasdaq Listing Qualifications Department notifying the Corporation, based upon Nasdaq’s review of the Corporation’s Market Value of Publicly Held Shares (“MVPHS”) for the last 31 consecutive business days, the Corporation no longer meets the requirement under Nasdaq rules that require listed securities to maintain a minimum MVPHS of $15,000,000. Consequently, a deficiency exists with regard to the rules. Such rules also provide the Corporation a compliance period of 180 calendar days in which to regain compliance.

The Board is of the opinion that it is in the best interests of the Corporation and the Shareholders to proceed with the Reverse Stock Split in order to both: (i) regain compliance with the Minimum Bid Price Requirement; and (ii) potentially improve the marketability of the Common Shares through an increased and more attractive Common Share price, reduced shareholder transaction costs and improved trading liquidity. There is no assurance that, even if the Corporation effectuates the Reverse Stock Split, the Corporation will regain and maintain compliance with Nasdaq continued listing requirements.

In evaluating whether or not to recommend that Shareholders authorize the Reverse Stock Split, in addition to the considerations described above, the Board took into account various negative factors associated with the Reverse Stock Split. These factors include: the negative perception of reverse stock splits held by some investors, analysts and other stock market participants; the fact that the share price of some companies that have effected reverse stock splits has subsequently declined, with a corresponding decline in market capitalization; the adverse effect on liquidity that might be caused by a reduced number of common shares outstanding; and the costs associated with implementing the Reverse Stock Split.

Conversely, the Board believes that the current low market price of the Common Shares negatively impacts their appeal to key segments of the investor community and the broader investing public. Many investors perceive low-priced securities as unduly speculative and, as a matter of policy, either prohibit them from purchasing securities below a certain minimum price or discourage individual brokers from recommending such securities to their customers. The Board believes that the low market price of the Common Shares has reduced the effective marketability of the Common Shares as many brokerage firms are reluctant to recommend such securities to their clients. Further, a variety of brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced securities due to factors such commission structures and additional administrative procedures, making the trading of such securities less economically viable for brokers. Many investors pay commissions based on the number of securities traded when they buy or sell securities. If the price of the Common Shares was higher, investors would pay lower commissions to trade a fixed dollar amount of Common Shares than they would if the price were lower. The Reverse Stock Split could potentially broaden the pool of investors that may consider investing or may be able to invest in the Corporation.

In March 2025, the Corporation priced a private placement of up to $9 million in convertible promissory notes, of which $2 million is contingent upon the Corporation entering into definitive agreements with Palm Global Technologies Ltd. (“Palm Global”) in connection with a potential business combination. Structured in coordination with Palm Global, the financing was designed to strengthen the Corporation’s balance sheet, advance key strategic initiatives, and fund the continued growth of its Montana-based subsidiary, Stricks Ag LLC. The Reverse Stock Split is expected to enhance the Corporation’s flexibility in connection with these transactions and future capital markets activity.

Although approval of the Reverse Stock Split is being sought at the Meeting, the Reverse Stock Split, if approved, will not become effective until: (i) the Board determines it to be in the Corporation’s and Shareholders’ best interests, if applicable; and (ii) Articles of Amendment are filed to implement the Reverse Stock Split. It is expected, however, that the Reverse Stock Split will be effected promptly following the Meeting.

Effects of the Reverse Stock Split

If the Reverse Stock Split is approved by Shareholders and subsequently implemented, its principal effect will be to proportionately decrease the number of issued and outstanding Common Shares by a factor equal to the Consolidation Ratio. At the close of business on May 2, 2025, the closing price of the Common Shares on Nasdaq was $2.22 per share, and there were 51,191,848 Common Shares issued and outstanding. Based on such number of issued and outstanding Common Shares, and without taking into account any change to the number of issued and outstanding Common Shares between May 2, 2025 and the effective date of the Reverse Stock Split, immediately following the completion of the Reverse Stock Split, there will be approximately 25,595,924 Common Shares issued and outstanding if the Board elects to use the minimum Consolidation Ratio of 2-to-1 and approximately 204,767 Common Shares issued and outstanding if the Board elects to use the maximum Consolidation Ratio of 250-to-1 (in each case disregarding any resulting fractional Common Shares).

The Corporation does not anticipate that the Reverse Stock Split will have any economic effect on Shareholders or holders of securities convertible into or exercisable to acquire Common Shares, except to the extent the Reverse Stock Split will result in fractional shares. See Fractional Shares below.

Post-Reverse Stock Split, the Common Shares will continue to be listed on Nasdaq under the symbol “ABVE”. Pre-Reverse Stock Split voting rights and other rights of the holders of the Common Shares will not be affected by the Reverse Stock Split, other than as a result of the creation and disposition of fractional Common Shares. For example, a holder of 2% of the voting power attached to the outstanding Common Shares immediately prior to the implementation of the Reverse Stock Split will generally continue to hold 2% of the voting power attached to the Common Shares immediately after the implementation of the Reverse Stock Split. The number of registered Shareholders will not be affected by the Reverse Stock Split.

If the Reverse Stock Split Resolution is approved by Shareholders at the Meeting, the Reverse Stock Split may result in some Shareholders owning ‘‘odd lots’’ of fewer than 100 Common Shares on a post- Reverse Stock Split basis. Odd lots may be more difficult to sell or attract greater transaction costs per Common Share to sell, than ‘‘board lots’’ of even multiples of 100 Common Shares. . The Board believes, however, that these potential effects are outweighed by the anticipated benefits of the Reverse Stock Split.

Effect of the Reverse Stock Split on Convertible Securities

As of May 2, 2025, there were an aggregate of 14,075,000 options to purchase Common Shares (the “Options”) issued and outstanding pursuant to the incentive award plan of the Corporation (the “Plan”), 7,200,000 restricted share units (“RSU”) issued and outstanding pursuant to the restricted share unit plan (the “RSU Plan”,) 10,611,244 common share purchase warrants (the “Warrants”) issued pursuant to amended and restated warrant indenture between the Corporation, Above Food Corp. (the “Subsidiary”), a direct and wholly owned subsidiary of the Corporation, and Odyssey Transfer and Trust Company, as warrant agent, dated as of June 28, 2024 (the “Warrant Indenture”), 10,349,986 former Bite Acquisition Corp. warrants (“Public Warrants”) and 682,061 Warrants issued pursuant to definitive warrant certificates between each holder and the Corporation (the “Warrant Certificates”), and 3,056,871 class A earnout shares of the Corporation (the “Class A Earnout Shares”) and 3,056,871 class B earnout shares of the Corporation (the “Class B Earnout Shares”, and together with the Class A Earnout Shares, the “Earnout Shares”) issued and outstanding pursuant to the Articles of the Corporation (the “Articles”).

In accordance with the terms of the Plan, the RSU Plan, the Warrant Indenture, the Warrant Certificates, and the Articles, as applicable, appropriate adjustments will be made to any outstanding Options, RSU, Warrants, Class A Earnout Shares and Class B Earnout Shares in the event of any consolidation of Common Shares.

In accordance with the terms of the Plan, the Plan authorizes the Board to make appropriate adjustments to any outstanding Options in the event of a consolidation. The Board has determined that upon the implementation of the Reverse Stock Split, each then outstanding Option will be adjusted as follows:

•	the number of unissued Common Shares that may be purchased through the exercise of an Option will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Reverse Stock Split at a ratio within the range of 1-for-2 to 1-for-250; and

•	the exercise price for which one Common Share may be purchased pursuant to the exercise of an Option will be increased in inverse proportion to the reduction in the number of Common Shares based on the Reverse Stock Split within the range of 1-for-2 to 1-for-250.

In accordance with the terms of the RSU Plan, the RSU Plan authorizes the Board to make appropriate adjustments to any outstanding RSUs in the event of a consolidation. The Board has determined that upon the implementation of the Reverse Stock Split, each then outstanding RSU will be adjusted as follows:

•	the number of unissued Common Shares that may be issued pursuant to the RSU will be reduced on the same proportionate basis as the reduction in the issued and outstanding Common Shares based on the Reverse Stock Split at a ratio within the range of 1-for-2 to 1-for-250; and

•	the exercise price for which one Common Share may be issued pursuant to the RSU will be increased in inverse proportion to the reduction in the number of Common Shares based on the Reverse Stock Split within the range of 1-for-2 to 1-for-250.

In accordance with the terms of the Warrant Indenture, in the event of a consolidation, the exercise price for which one Common Share may be purchased pursuant to the exercise of a Warrant shall be increased in proportion to the number of outstanding Common Shares resulting from such consolidation by multiplying the exercise price in effect immediately prior to such effective date or record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such effective date or record date before giving effect to the Reverse Stock Split and the denominator of which shall be the number of Common Shares outstanding as of the effective date or record date after giving effect to the Reverse Stock Split. In addition, each of the Exchange Ratio and the Earnout Ratio (as such terms are defined in the Warrant Indenture) will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Ratio or the Earnout Ratio, as applicable, in effect on such record date by a fraction, of which the numerator shall be the exercise price in effect immediately prior to such adjustment and the denominator shall be the exercise price resulting from such adjustment.

In accordance with the terms of the Warrants, in the event of any subdivision, consolidation, or other change in the number of Common Shares of the Corporation at any time while any Warrants remain outstanding into a greater or lesser number of Common Shares, on any exercise of such Warrants subsequent to such change, the Corporation shall deliver, and the Holder shall accept, without the Holder making any additional payments or giving any other consideration therefor, in lieu of the number of Common Shares in respect of which Warrants are then being exercised, such greater or lesser number of Common Shares of the Corporation as would result from said subdivision, consolidation or other change had the Warrants been exercised before such subdivision, consolidation or change.

In accordance with the terms of the Public Warrants, if the number of outstanding Common Shares is decreased by a consolidation, then, on the effective date of such consolidation, the number of Common Shares issuable on exercise of each Public Warrant shall be decreased in proportion to such decrease in outstanding Common Shares.

In accordance with the terms of the Articles, if the Corporation effects a consolidation of the outstanding Common Shares, the Earnout Shares shall be similarly consolidated at the same time, and the dollar values set forth in Part 4 of the Articles, which set forth the conversion provisions governing the automatic conversion of the Earnout Shares into Common Shares, shall be appropriately adjusted to provide the holders of the Earnout Shares the same economic effect as contemplated by the Articles prior to such event.

Copies of each of the Plan, Warrant Indenture and Articles are available in the Corporation’s filings with the SEC, which can be accessed on EDGAR at: www.sec.gov.

Effect on Non-Registered Shareholders

Non-registered Shareholders holding their Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Reverse Stock Split than those that will be put in place by the Corporation for the registered Shareholders. IF SHAREHOLDERS HOLD THEIR COMMON SHARES THROUGH A BROKER OR OTHER INTERMEDIARY AND THEY HAVE QUESTIONS IN THIS REGARD, THEY ARE ENCOURAGED TO CONTACT THEIR BROKER OR OTHER INTERMEDIARY.

Fractional Shares

No fractional Shares will be issued pursuant to the Reverse Stock Split and Shareholders will not receive any compensation in lieu thereof. Any such fractional Shares will be rounded down to the nearest whole share. In calculating such fractional interests, all Common Shares registered in the name of each registered Shareholder will be aggregated.

Effect on Share Certificates

If the Reverse Stock Split is approved by Shareholders and subsequently implemented, those registered shareholders who will hold at least one new Common Share after the Reverse Stock Split will be required to exchange their share certificates representing old Common Shares for new share certificates representing new Common Shares or, alternatively, a DRS Advice/Statement representing the number of new Common Shares they hold following the Reverse Stock Split. The DRS is an electronic registration system which allows shareholders to hold Common Shares in their name in book-based form, as evidenced by a DRS Advice/Statement, rather than a physical share certificate.

If the Reverse Stock Split is implemented, the Corporation (or its transfer agent) will mail to each registered Shareholder a letter of transmittal. Each registered Shareholder must complete and sign a letter of transmittal after the Reverse Stock Split takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the registered Shareholder’s old Common Shares. The transfer agent will send to each registered Shareholder who follows the instructions provided in the letter of transmittal a new share certificate representing the number of new Common Shares to which the registered Shareholder is entitled rounded up or down to the nearest whole number or, alternatively, a DRS Advice/Statement representing the number of new Common Shares the registered Shareholder holds following the Reverse Stock Split. Beneficial Shareholders (i.e. non-registered shareholders) who hold their Common Shares through intermediaries (securities brokers, dealers, banks, financial institutions, etc.) and who have questions regarding how the Reverse Stock Split will be processed should contact their intermediaries with respect to the Reverse Stock Split. See Effect on Non-Registered Shareholders above.

Until surrendered to the transfer agent, each share certificate representing old Common Shares will be deemed for all purposes to represent the number of new Common Shares to which the registered Shareholder is entitled as a result of the Reverse Stock Split. Until registered Shareholders have returned their properly completed and duly executed letter of transmittal and surrendered their old share certificate(s) for exchange, registered Shareholders will not be entitled to receive any distributions, if any, that may be declared and payable to holders of record following the Reverse Stock Split.

Any registered Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that the Corporation and the transfer agent customarily apply in connection with lost, stolen or destroyed certificates. The method chosen for delivery of share certificates and letters of transmittal to the Corporation’s transfer agent is the responsibility of the registered Shareholder and neither the transfer agent nor the Corporation will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

Accounting Consequences

If the Reverse Stock Split is implemented, net income or loss per Common Share, and other per Common Share amounts, will be increased because there will be fewer Common Shares issued and outstanding. In future financial statements, net income or loss per Common Share and other per Common Share amounts for periods ending before the Reverse Stock Split took effect would be recast to give retroactive effect to the Reverse Stock Split.

No Dissent Rights

Shareholders are not entitled to exercise any dissent rights under the Business Corporations Act (Alberta) (the “Act”) with respect to the proposed Reverse Stock Split.

Interests of Directors and Executive Officers

Our directors and executive officers do not have substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of Common Shares and securities exercisable or convertible into Common Shares.

Certain U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Shares. This summary addresses the tax consequences only to a beneficial owner of our Common Shares that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Shares (a “U.S. holder”). This summary does not address all of the tax consequences that may be relevant to any particular shareholder, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to persons that may be subject to special treatment under U.S. federal income tax law or persons that do not hold our Common Shares as “capital assets” (generally, property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date hereof. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Common Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

Each stockholder should consult his, her or its own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of the Reverse Stock Split.

The Reverse Stock Split should be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss should be recognized by a U.S. holder upon the Reverse Stock Split. Accordingly, the aggregate tax basis in the Common Shares received pursuant to the Reverse Stock Split should equal the aggregate tax basis in the Common Shares surrendered and the holding period for the Common Shares received should include the holding period for the Common Shares surrendered.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. EACH SHAREHOLDER SHOULD CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO SUCH SHAREHOLDER.

Certain Canadian Federal Income Tax Consequences of the Reverse Stock Split

Holders of Common Shares whose Common Shares are capital property to them should not realize a capital gain or capital loss as a result of the Reverse Stock Split for Canadian federal income tax purposes.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. EACH SHAREHOLDER SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO SUCH SHAREHOLDER.

Certain Risks Associated with the Reverse Stock Split

The Board believes that the Reverse Stock Split will increase the price level of our Common Shares. There are a number of risks associated with the Reverse Stock Split, including as follow:

•	The Board cannot predict the effect of the Reverse Stock Split upon the market price for our Common Shares, and the history of similar reverse stock splits for companies in like circumstances has varied. The Corporation may experience a decline in market price in relation to this Reverse Stock Split.

•	The market price per Common Share after the Reverse Stock Split may not rise in proportion to the reduction in the number of Common Shares outstanding resulting from the Reverse Stock Split. If the market price of our Common Shares declines after the Reverse Stock Split, the percentage decline as an absolute number and as a percentage of the Corporation’s overall market capitalization may be greater than would occur in the absence of the Reverse Stock Split. Accordingly, the total market capitalization of our Common Shares after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split. Moreover, in the future, the market price of Common Shares following the Reverse Stock Split may not exceed or remain higher than the market price prior to the Reverse Stock Split.

•	The market price of the Common Shares will also be affected by the Corporation’s financial and operational results, its financial position, including its liquidity and capital resources, industry conditions, the market’s perception of the Corporation’s business and other factors, which are unrelated to the number of Common Shares outstanding and the effect of which the Board cannot predict. Having regard to these other factors, there can be no assurance that the market price of the Common Shares will increase following the implementation of the Reverse Stock Split or that the market price of the Common Shares will not decrease in the future.

•	Although the Board believes that a higher market price may help generate the interest of new investors, the Reverse Stock Split may not result in a per-Common Share price that will successfully attract certain types of investors and such resulting Common Share price may not satisfy the investing guidelines of institutional investors or investment funds. Further, other factors, such as our financial results, market conditions and the market perception of our business, may adversely affect the interest of new investors in our Common Shares. As a result, the trading liquidity of the Common Shares may not improve as a result of the Reverse Stock Split and there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described herein.

•	If the Reverse Stock Split is effected and the market price of the Common Shares then declines, the percentage decline may be greater than would occur in the absence of the Reverse Stock Split. Additionally, the liquidity of the Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the implementation of the Reverse Stock Split.

•	The Reverse Stock Split may result in some Shareholders owning “odd lots” of less than 100 Common Shares on a post-consolidation basis. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 Common Shares.

Approval

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Reverse Stock Split Resolution authorizing the Board to elect, in its discretion, to direct the Corporation to file Articles of Amendment in order to effect the Reverse Stock Split at the Consolidation Ratio if the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split.

Although the Board expects that the Reverse Stock Split will be effected promptly following the Meeting, the Board may, in its discretion, determine not to effect the Reverse Stock Split if it determines, subsequent to obtaining Shareholder approval, that such action is not in the best interests of the Corporation. By voting in favour of the Reverse Stock Split, you are expressly authorizing the Board to determine not to proceed with, and abandon, the Reverse Stock Split if it should so decide. The Reverse Stock Split will become effective at a date to be determined by the Board when the Board considers it to be in the best interests of the Corporation to implement such Reverse Stock Split, which is expected to be promptly following the Meeting, but in any event not later than eighteen months after the date on which the Reverse Stock Split Resolution is approved.

The Board believes that a range of the Consolidation Ratio will provide it with the flexibility to implement the Reverse Stock Split in a manner designed to optimize the anticipated benefits of the Reverse Stock Split to the Corporation and Shareholders. In determining which precise Consolidation Ratio within the range of ratios to implement, if any, following the receipt of Shareholder approval, the Board may consider, among other things, factors such as:

•	the historical trading prices and trading volume of the Common Shares;

•	the then prevailing trading price and trading volume of the Common Shares and the anticipated impact of the Reverse Stock Split on the trading of the Common Shares;

•	threshold prices of brokerage houses or institutional investors that could impact their ability to invest or recommend investments in the Common Shares;

•	minimum listing requirements of Nasdaq; and

•	prevailing general market and economic conditions and outlook for the trading of the Common Shares.

To be effective, the Reverse Stock Split Resolution must be approved by a special resolution of the Shareholders, being a majority of not less than two-thirds (2/3) of the votes cast by Shareholders present in person or by proxy at the Meeting.

Shareholders are not entitled any statutory dissent rights with respect to the proposed Reverse Stock Split. At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the following Reverse Stock Split Resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS OF ABOVE FOOD INGREDIENTS INC. (THE “CORPORATION”), THAT:

1.	Pursuant to the Business Corporations Act (Alberta) (the "Act"), the articles of the Corporation be amended to consolidate all of the issued and outstanding common shares (the “Shares”) of the Corporation, on the basis of not more than one post-consolidation Share for every 2 pre-consolidation Shares and not less than one post-consolidation Share for every 250 pre-consolidation Shares, effective as at the discretion of the board of directors of the Corporation (the “Board”);

2.	be and is hereby authorized to revoke, without further approval of the shareholders, this special resolution at any time prior to the completion thereof, notwithstanding the approval by the shareholders of same, if determined, in the Board’s sole discretion to be in the best interest of the Corporation; and

3.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to give effect to the foregoing and facilitate the implementation of the foregoing resolutions, including but not limited to, the filing of articles of amendment under the Act, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.”

Unless you have specified in the enclosed form of proxy that the votes attaching to the Common Shares represented by the proxy are to be voted against the Reverse Stock Split Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Common Shares in respect of which they are appointed proxy FOR the Reverse Stock Split Resolution.

Board Recommendation

The Board believes the passing of the Reverse Stock Split Resolution is in the best interest of the Corporation and unanimously recommends a vote FOR the passing of the Reverse Stock Split Resolution.

ITEM 2 - Vote on the Amendments to By-Law No. 1

From time to time, as a good governance practice, the Corporation reviews its by-laws and other governance policies to ensure they are up to date and reflect the latest best governance practices and the business needs of the Corporation. By-Law No. 1 sets forth the general rules that regulate the Corporation’s business and affairs. Following such review, the Board determined that certain amendments would be beneficial to the Shareholders and to its business operations. Pursuant to Section 102 of the Act, the amended and restated by-laws of the Corporation (the “Amended and Restated By-Laws”) have been approved by the Board on June 27, 2024, and a further amendment and restated by-laws of the Corporation (the “Second Amended and Restated By-Law No. 1”) have been approved by the Board on September 10, 2024.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution confirming the Amendment and Restatement By-Laws (the “By-Law Amendment Resolution”). Such Amended and Restated By-Laws, the full text of which is attached hereto as Schedule B, will amend, restate and replace the existing Second Amended and Restated By-Law No. 1 of the Corporation.

The Board is required to submit the Amended and Restated By-Laws to its Shareholders for confirmation. If the Amended and Restated By-Laws are not confirmed by the Shareholders, they will cease to be effective and no subsequent resolution by the Board to make further amendments having substantially the same purpose will be effective until confirmed by Shareholders.

The Amended and Restated By-Laws include changes to the voting procedures at Board meetings and the quorum requirements at our Shareholder meetings. A summary of these changes is set forth below.

Amendment to the Chairperson’s Casting Vote at Board Meetings

Under the Amended and Restated By-Laws, the chair of the Board will be provided a second vote in all circumstances (the “Casting Vote”). Pursuant to the business combination with Bite Acquisition Corp. (“Bite”) the terms and conditions were that the Above Food Group, being the former Above Food Corp. and all of its subsidiaries at the time, and Bite would have a proportionate board representation, where the Above Food Group would have 1 more representative on the Board than Bite. This amendment is intended to establish a balanced and effective governance structure, and agreed upon representation, that supports more efficient deliberations and strategic decision-making process of the Board.

Amendment to the Shareholder Quorum Requirements

The Amended and Restated By-Laws include a revised quorum requirement for meetings of Shareholders that changes the quorum for the transaction of business at a meeting of the Shareholders from 25% to 5% of the issued and outstanding Common Shares entitled to be voted at a meeting of Shareholders. Nasdaq requirements provide an exemption allowing a listed company to comply with the minimum quorum requirements of the company’s home jurisdiction. Because the Corporation is incorporated under the laws of the Province of Alberta, and is governed by the Business Corporations Act (Alberta), the Corporation is authorized to set the quorum requirement in the by-laws of the Corporation.

The amendment is intended to enhance the Corporation’s ability to conduct business in a timely and effective manner while maintaining fair representation of the Shareholders in the decision-making process. The Board believes that it will be able to reduce delays in connection with obtaining a quorum of 25% of Common Shares entitled to be voted at a meeting of Shareholders due to the broad reach of the base of holders of the Common Shares and delays in some Shareholders responding to the Corporation’s requests to vote by proxy or in person. These complications lead to uncertainty as to whether the Corporation may obtain the required Shareholder approval to consider and vote upon proposals that the Board deems important for the success of the Corporation. As per the revised provision, a quorum for Shareholder meetings will now be constituted by the presence of at least two persons holding or representing at least 5% of the outstanding Common Shares entitled to vote at such Shareholder meeting.

Text of the Amendments

The foregoing description of the Amended and Restated By-Laws is an overview only. In the event of any conflict between the provisions thereof and the summary contained herein, the text of the Amended and Restated By-Law will govern.

The Amended and Restated By-Laws will come into effect upon their confirmation by Shareholders at the Meeting. To be effective, the resolution would need to be passed by a majority of the Shareholders present during the Meeting or represented by proxy at the Meeting. At the Meeting, Shareholders will be asked to consider, and if deemed advisable, to pass the following By-Law Amendment Resolution:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF ABOVE FOOD INGREDIENTS INC. (THE “CORPORATION”), THAT:

1.	the amended and restated By-Law No.1 of the Corporation, in the form adopted by the Board of Directors on May 2, 2025, be and are hereby approved, ratified and confirmed; and

2.	any director or officer of the Corporation is hereby authorized to execute or cause to be executed and to deliver or cause to be delivered, all such certificates, instruments, agreements, notices and other documents and to do or cause to be done all such other acts and things as such director or officer may determine to be necessary or desirable in order to give effect to the foregoing and facilitate the implementation of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery of such documents and other instruments or the doing of any such act or thing.”

Unless you have specified in the enclosed form of proxy that the votes attaching to the Common Shares represented by the proxy are to be voted against the By-Law Amendment Resolution on any ballot that may be called for, the management representatives designated in the enclosed form of proxy intend to vote the Common Shares in respect of which they are appointed proxy FOR the By-Law Amendment Resolution.

Board Recommendation

The Board believes the passing of the By-Law Amendment Resolution is in the best interest of the Corporation and unanimously recommends a vote FOR the passing of the By-Law Amendment Resolution.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote the same in accordance with their best judgment in such matters.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed in the Management Information Circular, the Corporation is not aware any of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since the beginning of the Corporation’s last financial year, and none of the associates or affiliates of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in the Management Information Circular, there were no material interests, direct or indirect, of directors or executive officers of the Corporation, of any Shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in NI 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Financial information in respect of the Corporation and its affairs is provided in the Corporation’s comparative annual financial statements and management’s discussion and analysis (“MD&A”), copies of which are available on the Corporation’s website at www.abovefood.com The Corporation’s filings with the SEC, can be accessed on EDGAR at: www.sec.gov.

APPROVAL OF CIRCULAR

The contents and sending of this Management Information Circular has been approved in substance by the Board of the Corporation.

DATED at Regina, Saskatchewan, this 2nd day of May, 2025.

Schedule A

SHARE STRUCTURE SCHEDULE

REFERRED TO IN THE FOREGOING

ARTICLES OF AMENDMENT

PART 1
DEFINITIONS

1.1	Definitions:

(a)	“Adjusted EBITDA” means, for the applicable measurement period, determined in a manner consistent with the Company Audited Year-End Financial Statements for the fiscal year ended January 31, 2022, earnings before interest expense, taxes, depreciation, amortization adjusted for non-recurring items in the company’s normal operations resulting from discontinued operations, extraordinary items, unusual or infrequent items, and changes resulting from changes in accounting policies/principles.

(b)	“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(c)	“Automatic Conversion” means the automatic conversion into Common Shares of the Class A Earnout Shares and Class B Earnout Shares, as applicable, each in accordance with the terms and conditions set forth in PART 4 of these Articles.

(d)	“Automatic Conversion Date” has the meaning set forth in Section 4.3.

(e)	“Business Combination Agreement” means the business combination agreement dated April 29, 2023 between Above Food Corp., 2510169 Alberta Inc., Above Merger Sub, Inc. and Bite Acquisition Corp.

(f)	“Business Combination Agreement Earnout Shares” means the earnout shares issuable under the Business Combination Agreement.

(g)	“Change of Control” a merger, consolidation, business combination, recapitalization, reorganization, or other similar transaction, however effected, resulting in any Person or group (as defined under Section 13 of the Exchange Act) acquiring at more than least 50% of the combined voting power of the then outstanding securities of the Corporation.

(h)	“Class A Earnout Shares” means the Class A Earnout Shares in the capital of the Corporation.

(i)	“Class B Earnout Shares” means the Class B Earnout Shares in the capital of the Corporation.

(j)	“Common Shares” means the common shares in the capital of the Corporation.

(k)	“Company Audited Year-End Financial Statements” means the audited consolidated balance sheet of the Group Companies as of January 31, 2022 and July 31, 2020, and the related audited consolidated statements of operations, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the fiscal years ended January 31, 2022 and July 31, 2020.

(l)	“Conversion Rate” has the meaning set forth in Section 3.9.

(m)	“Corporation” means the corporation to which these articles are in respect of.

(n)	“Earnout Shares” means, collectively, the Class A Preferred Shares and Class B Earnout Shares.

(o)	“Exchange Act” means the United States Securities Exchange Act of 1934.

(p)	“Group Companies” means, collectively, the Above Food Corp., Atlantic Natural Foods, LLC and each of their respective Subsidiaries.

(q)	“holder” of any share referred to herein means the holder of such share as registered on the central securities register of the Corporation and, in respect of shares held by joint holders, means all such joint holders.

(r)	“Liquidation Distribution” means a distribution of assets of the Corporation among its shareholders arising on the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(s)	“Original Issue Date” means the date on which the first Earnout Share is issued.

(t)	“Permitted Transfer” means, in respect of a proposed Transfer by a holder of Earnout Shares:

(i)	in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiaries of which are members of the individual’s immediate family or an Affiliate of such individual, in each case for estate planning purposes;

(ii)	in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

(iii)	in the case of an individual, pursuant to a qualified domestic relations order;

(iv)	by virtue of the holder’s organizational documents upon liquidation or dissolution of the holder; or

(v)	subject to the provisions of Section 3.8, a Transfer to the officers or directors of such holder, the members or partners of such holder, any Affiliates of such holder or any employee of such Affiliate.

(u)	“Permitted Transferee” means any transferee arising from a Permitted Transfer.

(v)	“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

(w)	“Redemption Price” with respect to each Class A Earnout Share and Class B Earnout Share shall be equal to US$0.00000000001 per share.

(x)	“Redemption Time” has the meaning set forth in Section 3.5.

(y)	“Subsidiary” means, with respect to a Person, any corporation, general or limited partnership, limited liability company, joint venture or other entity in which such Person, directly or indirectly, (a) owns or controls fifty percent (50%) or more of the outstanding voting securities, profits interest or capital interest, (b) is entitled to elect at least a majority of the board of directors or similar governing body or (c) in the case of a limited partnership, limited liability company or similar entity, is a general partner or managing member and has the power to direct the policies, management and affairs of such entity, respectively.

(z)	“Trading Day” means any day on which the Trading Market is open for trading.

(aa)	“Trading Market” means, with respect to any security, the national stock exchange on which such security is trading.

(bb)	“Trading Price” means, with respect to any security trading on the Trading Market, the dollar volume-weighted average price for such shares traded on the Trading Market during the period beginning at 9:30:01 a.m., New York time on such Trading Day and ending at 4:00:00 p.m., New York time on such Trading Day, as reported by Bloomberg through its “HP” function (set to weighted average).

(cc)	“Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or encumbrance in or disposition of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise, provided that a Permitted Transfer as contemplated in Section 1.1(t)(i) and Section 1.1(t)(v) shall be without consideration or for nominal consideration).

PART 2
COMMON SHARES

2.1	Common Shares. The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value.

2.2	Voting. The holders of the Common Shares shall be entitled to one vote for each Common Share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series.

2.3	Dividends. Subject to the prior rights of any other class ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the directors of the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, such non-cumulative dividends as the directors may from time to time declare.

2.4	Liquidation Distribution. In the event of any Liquidation Distribution, subject to the prior rights of the holders of the shares of any other class ranking senior to the Common Shares, the holders of the Common Shares shall be entitled to receive all remaining property and assets of the Corporation.

PART 3
EARNOUT SHARES

3.1	Earnout Shares. The Corporation is authorized to issue an unlimited number of Class A Earnout Shares and Class B Earnout Shares without nominal or par value.

3.2	Non-Voting. The holders of the Earnout Shares shall not be entitled to any voting rights except as otherwise required under the Business Corporations Act (Alberta).

3.3	Dividends. The holders of the Earnout Shares shall not be entitled to any dividends or other distributions other than a Liquidation Distribution.

3.4	Liquidation Distribution. In the event of any Liquidation Distribution, the holders of Earnout Shares shall be entitled to receive, before any repayment of capital or any distribution of any part of the assets of the Corporation to the holders of the Common Shares, and any shares ranking junior to the Earnout Shares, an amount per Earnout Share equal to the Redemption Price. After payment to the holders of the Earnout Shares of the amount so payable to them as above provided, the holders of the Earnout Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.5	Redemption of Class A Earnout Shares. Subject to Section 36(2) of the Business Corporations Act (Alberta), the Corporation shall:

(a)	at any time after a Change of Control where the applicable value of the Common Shares is less than US$12.50 per Common Share; or

(b)	at any time after the five year anniversary of the Original Issue Date;

without notice, redeem at any time the whole of the then outstanding Class A Earnout Shares on payment, in respect of each Class A Earnout Share to be redeemed, of the Redemption Price thereon (provided that the ability to redeem Class A Earnout Shares shall not apply in respect of any Class A Earnout Shares which are automatically converted into Common Shares in accordance with the provisions of PART 4).

3.6	Redemption of Class B Earnout Shares. Subject to Section 36(2) of the Business Corporations Act (Alberta), the Corporation shall:

(a)	at any time after a Change of Control where the applicable value of the Common Shares is less than US$15.00 per Common Share; or

(b)	at any time after the five year anniversary of the Original Issue Date;

without notice, redeem at any time the whole of the then outstanding Class B Earnout Shares on payment, in respect of each Class B Earnout Share to be redeemed, of the Redemption Price thereon (provided that the ability to redeem Class B Earnout Shares shall not apply in respect of any Class B Earnout Shares which are automatically converted into Common Shares in accordance with the provisions of PART 4).

3.7	Redemption General. Subject to Section 36(2) of the Business Corporations Act (Alberta), in the event that any holder of Earnout Shares breaches any covenant of such holder, in respect of its ownership of the Earnout Shares, such holder’s Earnout Shares shall be deemed to be immediately redeemed, without notice or formality, whereupon such holder shall cease to hold any rights in respect of such Earnout Shares and shall only be entitled to receive an amount equal to the aggregate of the Redemption Price in respect of such holder’s Earnout Shares. Any such redemption of Earnout Shares shall be immediate upon the occurrence of such breach (the “Redemption Time”), and such holder’s only rights in respect thereof shall be to receive the Redemption Price in respect of such Earnout Shares. For greater certainty, after the Redemption Time, the rights in respect of Earnout Shares of such holder shall no longer be exercisable by such holder in respect thereof. The Corporation shall thereafter deliver to such holder of Earnout Shares the Redemption Price thereon.

3.8	Limits on Transferability. None of the Earnout Shares may be Transferred without the prior approval of the board of directors, which shall only be given if:

(a)	the board of directors is satisfied that the Transfer is a Permitted Transfer; and

(b)	the transferring holder and the Permitted Transferee enter into a written agreement in form and substance reasonably satisfactory to the Corporation providing such assurances as the Corporation may require relating to, among other things:

(i)	the eligibility of the Transfer as a Permitted Transfer;

(ii)	the Permitted Transferee’s acknowledgement of the transfer restrictions in respect of the Earnout Shares being transferred; and

(iii)	the Permitted Transferee’s agreement to be bound by all of the covenants, agreements and obligations of the transferring holder to the Corporation in respect of (x) matters relating to the Earnout Shares and (y) the transferring holder’s ownership of the Earnout Shares.

The Corporation shall not register, and no holder shall have any right to request, any Transfer of the registered ownership of any Earnout Shares without such approval. For greater certainty, no holder shall be entitled to pledge, mortgage, exchange, hypothecate or grant a security interest or encumbrance in any Earnout Shares.

Notwithstanding the foregoing, any holder or proposed holder of Earnout Shares may, at such Person’s option, at any time (whether before or after the issuance of any Earnout Shares to such Person) provide an irrevocable direction and agreement (the “Direction”) in favour of the Corporation, that a proposed Transfer contemplated in Section 1.1(t)(v) shall be deemed not be a Permitted Transfer in respect of any Earnout Shares held or proposed to be held by such Person (and, for greater certainty, such Direction may (but need not) also provide that any other proposed Transfer contemplated in Section 1.1(t)(v) shall be conditional upon the proposed transferee executing an identical Direction), whereupon the Corporation shall thereafter disregard any request by such Person for a Transfer to be made pursuant to Section 1.1(t)(v) unless such request complies with such Direction.

3.9	Conversion Provisions. Unless and until adjusted as provided for in this Section 3.9, for all conversions of Earnout Shares, each Earnout Share shall be converted into Common Shares on a 1:1 basis (the “Conversion Rate”).

(a)	No fractional Common Shares shall be issued upon conversion of the Earnout Shares. All Common Shares (including fractions thereof) issuable upon conversion of more than one Earnout Share by a holder thereof shall be aggregated for the purpose of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional Common Share, the holder shall be entitled to the number of Common Shares determined by rounding the entitlement down to the nearest whole number.

(b)	If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Shares, the Earnout Shares shall be similarly subdivided at the same time (failing which the Conversion Rate shall be adjusted accordingly). If the Corporation shall at any time or from time to time after the Original Issue Date effect a consolidation of the outstanding Common Shares, the Earnout Shares shall be similarly consolidated at the same time (failing which the Conversion Rate shall be adjusted accordingly). In each case, the dollar values set forth in PART 4 shall be appropriately adjusted to provide the holders of the Earnout Shares the same economic effect as contemplated by these Articles prior to such event.

(c)	If the Common Shares of the Corporation shall be changed into the same or a different number of shares of any class, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares, or a reorganization, merger, amalgamation, arrangement, consolidation, business combination or sale of assets provided for below), then in the event that any Earnout Shares are thereafter converted into Common Shares, the holders of the Earnout Shares shall be entitled to receive the kind and amount of shares or other securities or property receivable, upon such reorganization, reclassification or other change, that would have otherwise been receivable by the holders of the number of Common Shares into which such Earnout Shares would have been converted immediately prior to such reorganization, reclassification or change, all subject to further adjustment as provided herein.

(d)	In case of any merger, amalgamation, consolidation, arrangement, reorganization or other business combination involving the Corporation and any other corporation or other entity or Person (in each case, other than a Change of Control), then in the event that any Earnout Shares are thereafter converted into Common Shares, such Earnout Shares shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares or other securities or property to which a holder of the number of Common Shares of the Corporation that would have otherwise been deliverable upon conversion of such Earnout Shares would have been entitled upon such event; and, in such case, appropriate adjustment (as determined in good faith by the board of directors of the Corporation) shall be made in the application of the provisions in this Section 3.9(d) set forth with respect to the rights and interest thereafter of the holders of the Earnout Shares, to the end that the provisions set forth in this Section 3.9(d) (including provisions with respect to changes in and other adjustments of the Conversion Rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares or other securities or property thereafter deliverable upon the conversion of the Earnout Shares.

(e)	Upon any Earnout Shares being converted as herein provided, all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Automatic Conversion Date, other than the right of the holders thereof to receive Common Shares in exchange therefor.

PART 4
AUTOMATIC CONVERSIONS OF EARNOUT SHARES

4.1	Class A Earnout Shares. Class A Earnout Shares shall be converted automatically into Common Shares in accordance with the provisions set forth in this PART 4 and Section 3.9 on the first date that any of the following occur:

(a)	on any twenty (20) Trading Days within any thirty (30) Trading Day period, the Trading Price of the Common Shares is greater than or equal to US$12.50 (as adjusted for share splits, reverse share splits, sub-divisions, rights issuances, stock dividends, reorganizations, recapitalizations and other similar transactions);

(b)	the Adjusted EBITDA of the Corporation for the fiscal year ending January 31, 2025 is greater than or equal to US$21,200,000 based on the audited consolidated financial statements for such period; or

(c)	there occurs any transaction resulting in a Change of Control with a valuation of the Common Shares that is greater than or equal to US$12.50 per Common Share (such value per share to be calculated without giving effect to the conversion of any Business Combination Agreement Earnout Shares).

4.2	Class B Earnout Shares. Class B Earnout Shares shall be converted automatically into Common Shares in accordance with the provisions set forth in this PART 4 and Section 3.9 on the first date that any of the following occur:

(a)	on any twenty (20) Trading Days within any thirty (30) Trading Day period, the Trading Price of the Common Shares is greater than or equal to US$15.00 (as adjusted for share splits, reverse share splits, sub-divisions, rights issuances, stock dividends, reorganizations, recapitalizations and other similar transactions)

(b)	the Adjusted EBITDA of the Corporation for the fiscal year ending January 31, 2026 is greater than or equal to US$32,900,000 based on the audited consolidated financial statements for such period; or

(c)	there occurs any transaction resulting in a Change of Control with a valuation of the Common Shares that is greater than or equal to US$15.00 per Common Share (such value per share to be calculated without giving effect to the conversion of any Business Combination Agreement Earnout Shares).

4.3	Automatic Conversion. Upon the occurrence of an Automatic Conversion under the foregoing Sections, all the then issued and outstanding Earnout Shares of the applicable class shall be converted automatically without any further action by the holders thereof and whether or not the certificates (if any) representing such shares are surrendered to the Corporation or its transfer agent; provided, however, that in each case all holders of Earnout Shares being converted shall be given written notice of the occurrence of an Automatic Conversion, including the date such event occurred (the “Automatic Conversion Date”), and the Corporation shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless certificates evidencing such Earnout Shares being converted, if any, are either delivered to the Corporation, or its transfer agent, or the holder notifies the Corporation, or its transfer agent, that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation (and its transfer agent, if applicable) from any loss incurred by it in connection therewith.

4.4	Effect of Automatic Conversion. On the Automatic Conversion Date, all rights with respect to the Earnout Shares so converted shall terminate, except for any of the rights of the holder thereof, upon surrender of the holder’s certificate or certificates therefor, to receive certificates for the number of Common Shares into which such Earnout Shares have been converted. Upon the automatic conversion of the applicable Earnout Shares, the holders of such Earnout Shares shall surrender the certificates representing such shares at the registered office of the Corporation or of its transfer agent. Upon surrender of such certificates, the Corporation shall promptly issue and deliver to such holder, in such holder’s name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Common Shares into which the Earnout Shares surrendered were converted on the Automatic Conversion Date. Such conversion shall be deemed to have been made upon the occurrence of the Automatic Conversion and the Person or Persons entitled to receive the Common Shares issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Shares at such time.

Schedule B

Amended and Restated By-Law No. 1

Article 1
interpretation

1.1	Definitions

In this By-law, any capitalized term used, but not otherwise defined, has the meaning given to that term in the Act. In addition, the following terms have the following meanings:

1.1.1	“Above Food Group of Companies” means the former Above Food Corp. and all of its subsidiaries that formed part of the Plan of Arrangement, ordered by the Court of the King’s Bench of Alberta, as approved by the common voting shareholders of Above Food Corp. on June 7, 2024;

1.1.2	“Act” means the Business Corporations Act (Alberta) and all regulations made under that Act, as it may be amended or replaced, and any reference to a particular provision of that Act will be deemed also to be a reference to any similar provision resulting from its amendment or replacement;

1.1.3	“Annual Meeting of Shareholders” means the annual meeting of shareholders of the Corporation held as prescribed by section 132(1) of the Act;

1.1.4	“Board” means the board of directors of the Corporation;

1.1.5	“By-law” means this by-law, as amended or restated;

1.1.6	“Corporation” means Above Food Ingredients Inc.;

1.1.7	“Meeting Notice Date” means the date on which the first notice to the shareholders or first public announcement of the date of the meeting of shareholders was issued by the Corporation.

1.1.8	“Meeting of Shareholders” means an Annual Meeting of Shareholders or a Special Meeting of Shareholders;

1.1.9	“Special Meeting of Shareholders” means a meeting of the holders of any class or series of shares and a special meeting of all shareholders entitled to vote at an Annual Meeting of Shareholders; and

1.2	Articles Govern

Where any provision of this By-law conflicts with the Articles, the Articles, will govern.

Article 2
Board

2.1	Fixed Board and Election of Directors

Where the Articles provide for a fixed number of directors, the number to be elected to the Board will be the number set out in the Articles.

2.2	Floating Board and Election of Directors

Where the Articles provide for a minimum and maximum number of directors, the number to be elected to the Board will be the number within that minimum and maximum elected at the Annual Meeting of Shareholders.

2.3	Advance Notice of Nominations of Directors.

2.3.1	Nomination Procedures - Subject only to the Act, applicable securities law and the articles of the Corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board may be made at any Annual Meeting of Shareholders, or at any Special Meeting of Shareholders if the election of directors is a matter specified in the notice of meeting,

2.3.1.1	by or at the direction of the Board, including pursuant to a notice of meeting;

2.3.1.2	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act, or a requisition of a shareholders meeting by one or more of the shareholders made in accordance with the provisions of the Act; or

2.3.1.3	by any person (a “Nominating Shareholder”) who (A) at the close of business on the date of the giving of the notice provided for in this section 2.3 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation, and (B) complies with the notice procedures set forth below in this section 2.3.

2.3.2	Timely notice - In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the secretary of the Corporation in accordance with this section 2.3.

2.3.3	Manner of timely notice - To be timely, a Nominating Shareholder’s notice must be given:

2.3.3.1	in the case of an Annual Meeting of Shareholders (including any Meeting of Shareholders), not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Meeting Notice Date, notice by the Nominating Shareholder shall be made not later than the close of business on the tenth day following the Meeting Notice Date; and

2.3.3.2	in the case of a Special Meeting of Shareholders (which is not also an Annual Meeting of Shareholders) called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the fifteenth day following the Meeting Notice Date, provided that, in either case, if the Corporation uses “notice-and-access” (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) to send proxy-related materials to shareholders in respect of a meeting described above in subsection 2.3.3.1 or subsection 2.3.3.2, and the Notice Date is not less than 50 days before the date of the applicable meeting, the Nominating Shareholder’s notice must be received not later than the close of business on the 40th day before the date of the applicable meeting.

2.3.4	Proper form of notice - To be in proper written form, a Nominating Shareholder’s notice must set forth:

2.3.4.1	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person for the past five years; (C) the status of the person as a resident Canadian; (D) the class or series and number of shares which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) full particulars regarding any contract, agreement, arrangement, understanding or relationship (collectively, “Arrangements”), including without limitation financial, compensation and indemnity related Arrangements, between the proposed nominee or any associate or affiliate of the proposed nominee and any Nominating Shareholder or any of its representatives; (F) whether such person is a party to any existing or proposed relationship, agreement, arrangement or understanding with any competitor, supplier, officer, employee or other person having or involved in any contractual or fiduciary relationship with the Corporation or any affiliate thereof or any other third party which may give rise to an actual or perceived conflict of interest between the interest of the nominee and the interests of the Corporation or any affiliate thereof; and (G) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any applicable securities laws; and

2.3.4.2	as to the Nominating Shareholder: (A) the name and record address of the Nominating Shareholder; (B) the number of securities of each class of voting securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by such person or any other person with whom such person is acting jointly or in concert with respect to the Corporation or any of its securities, as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (C) full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or to direct or to control the voting of any shares of the Corporation; (D) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act or any applicable securities laws; (E) any derivatives or other economic or voting interests in the Corporation and any hedges implemented with respect to the Nominating Shareholders’ interests in the Corporation; and (F) whether the Nominating Shareholder intends to deliver a proxy circular and form of proxy to any shareholders of the Corporation in connection with the election of directors.

Such notice must be accompanied by the written consent of each nominee to being named as a nominee and to serve as a director, if elected.

References to “Nominating Shareholder” in this section 2.3.4 shall be deemed to refer to each shareholder that nominates a person for election as a director in the case of a nomination proposal where more than one shareholder is involved in making such nomination proposal.

Article 3
Meetings of Directors

3.1	First Meeting of New Board

Immediately following any Meeting of Shareholders electing directors, the Board may, without notice, hold its first meeting for any business that may come before the meeting, provided a quorum of the Board is present.

3.2	Place and Notice of Meetings

Unless the Articles otherwise provide, meetings of the Board may be held at the registered office of the Corporation or at any other place within or outside Alberta, as determined by the Board. Subject to the Act, the by-laws and any resolution of the Board, notice of the time and place of a meeting of the Board will be given to each director not less than 48 hours before the time when the meeting is to be held but if any one of the President, the Managing Director and the Chief Executive Officer considers it a matter of urgency that a meeting of the Board be convened, he or she may give notice of a meeting by electronic means, telephone or other communication facility no less than 1 day before the meeting. No notice of a meeting will be necessary if all the directors in office are present or if those absent waive notice of that meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Subject to the Act, a notice of a meeting of the Board need not specify the purpose of or the business to be transacted at the meeting.

3.3	Meeting by Electronic Means, etc.

If all the directors of the Corporation consent, a meeting of the Board or of a committee of the Board may be held by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed to be present at that meeting.

3.4	Quorum

Subject to the Articles, a majority of the number of directors of the Corporation in office at the time the meeting is held constitutes a quorum at any meeting of the Board.

3.5	Chair of a Meeting

The chair of any meeting of the Board will be selected in descending order from the following list of officers, with the position going to the first selected officer who has been appointed, who is a director, and who is present at the meeting:

3.5.1	the Chairperson of the Board;

3.5.2	the Chief Executive Officer;

3.5.3	the President; and

3.5.4	a Vice-President.

If all those officers are absent, or unable or unwilling to act, the directors present at the meeting will choose one of their number to be chair of the meeting.

3.6	Votes to Govern

Unless otherwise required by the Act or the Articles, at all meetings of the Board, every question will be decided by a majority of the votes cast on the question. As representative of the former Above Food Group of Companies, Lionel Kambeitz shall have two votes on all matters that come before the Board. In case of an equality of votes on any question, the chair of the meeting will not be entitled to a second or casting vote.

3.7	Action by Sole Director

Where the Corporation has only one director, where action may be or is required to be taken by the Board or any two directors or any director acting together with any officer, that action may be taken by the sole director of the Corporation.

Article 4
Protection of Directors, Officers and Others

4.1	Indemnity

4.1.1	Subject to the Act, the Corporation will indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

4.1.1.1	the director or officer acted honestly and in good faith with a view to the best interests of the Corporation; and

4.1.1.2	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.

4.1.2	The right to indemnity provided in this Section 4.1 will include the right to the advance of moneys from the Corporation for the costs, charges and expenses of a proceeding referred to in Section 4.1.1, which moneys must be repaid by the person to whom they were advanced unless he or she:

4.1.2.1	was substantially successful on the merits in the person’s defence of the action or proceeding;

4.1.2.2	fulfils the conditions set out in Section 4.1.1; and

4.1.2.3	is fairly and reasonably entitled to indemnity.

4.1.3	The Corporation will also indemnify the persons listed in Section 4.1.1 in any other circumstances that the Act permits or requires. Nothing in this By-law will limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this By-law.

Article 5
Meetings of Shareholders

5.1	Place of Meetings

Subject to the Act and the Articles, Meetings of Shareholders will be held within our outside Alberta, at the place, on the dates and at the times as determined by the Board.

5.2	Meeting by Electronic Means, etc.

Any person entitled to attend a Meeting of Shareholders may participate in the Meeting of Shareholders, in accordance with the Act, by electronic means, telephone or other communication facilities that permit all participants to hear or otherwise communicate with each other during the meeting. A person participating in a Meeting of Shareholders by those means is deemed, for the purposes of the Act, to be present at the meeting. In addition, if the Board or the shareholders of the Corporation call a Meeting of Shareholders under the Act, the Board or shareholders, as the case may be, may determine that the meeting will be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to hear or otherwise communicate adequately with each other during the meeting.

5.3	Notice of Meetings

Notice of the time and place of each Meeting of Shareholders will be given, not less than 21 days and not more than 50 days before the date of the meeting, to each director, to the auditor of the Corporation, and to each shareholder who is entitled to vote at the meeting. Notice of a Meeting of Shareholders called for any business other than consideration of the financial statements and auditor’s report, fixing the number of directors for the following year, election of directors and reappointment of the incumbent auditor, will state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business, and will state the text of any special resolution or by-law to be submitted to the meeting. A shareholder and any other person entitled to attend a Meeting of Shareholders may, in any manner and at any time, waive notice of a Meeting of Shareholders.

5.4	Chair of a Meeting, Secretary and Scrutineers

The chair of any Meeting of Shareholders will be selected in descending order from the following list of officers, with the position going to the first selected officer who has been appointed, who is a director, and who is present at the meeting:

5.4.1	the Chairperson of the Board;

5.4.2	the Chief Executive Officer;

5.4.3	the President; and

5.4.4	a Vice-President.

If none of those officers is present within 15 minutes after the time appointed for holding the meeting, the persons present and entitled to vote at the meeting will choose a person from their number to be chair of the meeting. The Secretary of the Corporation will be secretary of any Meeting of Shareholders, but if the Secretary of the Corporation is not present, the chair of the meeting will appoint a person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair of the meeting with the consent of the shareholders and persons present and entitled to vote at the meeting.

5.5	Quorum

In the event the Corporation has fewer than 15 shareholders of the Corporation, two or more joint holders being counted as one shareholder, then shareholders holding a majority of the shares of the Corporation entitled to vote at that meeting being present in person or represented by proxy at the meeting shall constitute quorum for that meeting. In the event the Corporation has 15 or more shareholders of the Corporation, two or more joint holders being counted as one shareholder, then Shareholders holding not less than five (5%) percent of the shares of the Corporation entitled to vote at that meeting being present in person or represented by proxy at the meeting shall constitute quorum for that meeting. If a quorum is present at the opening of a Meeting of Shareholders, the shareholders present or represented may proceed with the business of the meeting, even if a quorum is not present throughout the meeting. If a quorum is not present at the time appointed for a Meeting of Shareholders, or within any reasonable time following that time as the shareholders present or represented may determine, the shareholders present or represented may adjourn the meeting to a fixed time and place not less than seven days later but may not transact any other business. At that adjourned meeting the holders of shares carrying voting rights who are present or represented will constitute a quorum (whether or not they hold a majority of the shares entitled to vote at the adjourned meeting or five (5%) percent of the issued shares of the Corporation entitled to vote at that meeting, as applicable) and may transact the business for which the meeting was originally called, even if this quorum is not present throughout the meeting.

5.6	Votes to Govern

Unless otherwise required by the Act or the Articles, at all Meetings of Shareholders, every question will be decided by a majority of the votes cast on the question. In case of an equality of votes on any question, the chair of the meeting will not be entitled to a second or casting vote.

5.7	Right to Vote

Unless the Articles otherwise provide, each share of the Corporation entitles its holder to one vote at a Meeting of Shareholders. Subject to the exceptions provided under the Act, a holder of a fractional share is not entitled to exercise voting rights in respect of the fractional share.

5.8	Manner of Voting

5.8.1	Voting at a Meeting of Shareholders will be by show of hands, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting. Even if a vote has already been taken by a show of hands, any shareholder or proxyholder entitled to vote at the meeting on that matter may require a ballot on that matter and the subsequent ballot result will be the decision of the shareholders with respect to that matter.

5.8.2	Where no ballot is demanded or required following a vote by a show of hands upon a question, a declaration by the chair of the meeting that the vote upon the question has been carried, carried by a particular majority or not carried, and an entry to that effect in the minutes of the meeting, will be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of that question, and the result of the vote taken will be the decision of the shareholders with respect to that question.

5.8.3	A ballot, if demanded or required, will be taken in the manner the chair of the meeting directs. A demand or requirement for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken, each person present will be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot will be the decision of the shareholders with respect to that question.

5.8.4	If a Meeting of Shareholders is held by electronic means or telephone or other communication facility, then any person participating in, and entitled to vote at, that meeting may vote, in accordance with the Act, by electronic means or telephone or other communication facility that the Corporation has made available for that purpose. Any vote at a Meeting of Shareholders may be held in accordance with the Act entirely by electronic means or telephone or other communication facility if the Corporation makes available that communication facility.

Article 6
miscellaneous

6.1	Forum for Adjudication of Disputes

6.1.1	Unless the Corporation consents in writing to the selection of an alternative forum to address the disputes listed below, the Alberta Courts, including the Alberta Court of Justice, the Alberta Court of King’s Bench, the Alberta Court of Appeal and the appellate courts therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any:

6.1.1.1	Application for leave to bring a derivative action or proceeding brought on behalf of the Corporation;

6.1.1.2	Action or proceeding asserting a claim for breach of a fiduciary duty or any duty of care owed by any director or officer of the Corporation to the Corporation;

6.1.1.3	Action or proceeding asserting a claim arising pursuant to any provision of the Act, the Articles or the by-laws of the Corporation; or

6.1.1.4	Action or proceeding asserting a claim relating to the Corporation’s “affairs” (as defined in section 1(a) of the Act).

6.1.2	If any action or proceeding, the subject matter of which is within the scope of Section 6.1.1, is filed in a court (a “Foreign Action”) other than a court located within the province of Alberta in the name of any shareholder, such shareholder shall be deemed to have consented to: (a) the personal jurisdiction of the courts of the province of Alberta in connection with any action or proceeding brought in any such court to enforce Section 6.1.1 (an “Enforcement Action”), and (b) having service of process made upon such shareholder in any such Enforcement Action by service upon such shareholder’s solicitor of record in the Foreign Action as agent for such shareholder. Any person or entity purchasing or otherwise acquiring any interest in shares of the Corporation shall be deemed to have notice of, and consented to, the provisions of Section 6.1.1 and this Section 6.1.2.

6.2	Repeal

By-law No. 1 of the Corporation is repealed. The repeal of By-law No. 1 will not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under it or the validity of any contract or agreement made under it. All resolutions of the shareholders, the Board or committees of the Board with continuing effect passed under repealed By-law No. 1 will continue in effect except to the extent inconsistent with this By-law.

ENACTED by the directors of the Corporation under the Act.

CONFIRMED by all the shareholders of the Corporation entitled to vote under the Act.

DATED September 10, 2024.

Signed: “Lionel Kambeitz”
Lionel Kambeitz, CEO